1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

April 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Portman Ridge Finance Corporation

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, for the Company’s annual meeting of stockholders (“Annual Meeting”).

At the Annual Meeting, stockholders will be asked to: (i) elect three directors of the Company; (ii) ratify the selection of Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm; (iii) approve an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split of the Company’s common stock within the range of 1-5 to 1-15, the exact ratio (the “Reverse Stock Split Ratio”), if any, to be determined by the Company’s Board of Directors, but not later than one year after stockholder approval thereof (the “Reverse Stock Split”); and (iv) approve an amendment to the Company’s Certificate of Incorporation to decrease, concurrent with and conditioned upon the effectiveness of the Reverse Stock Split, the number of authorized shares of common stock by one half of the Reverse Stock Split Ratio.

In addition, we note that the Company intends to send proxy materials to its stockholders on or about April 27, 2021.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3402 (or by email at alexander.karampatsos@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Harry Pangas, Dechert LLP

Jason T. Roos, BC Partners